"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 42[redacted]vay
Telephone:
Telefax:
www.orkla.c

Ref.:
Ellen Ronæss, Manager, Shareholder Services, Tel.: +47 22 54 44 30

Date: 12 August 2005

ORK – Trade subject to notification

On 11 August 2005, in connection with its option programme, Orkla exercised 49,300 options, 40,000 at a strike price of NOK 135, 3,300 at NOK 130 and 6,000 at NOK 127.

The transactions concern the following primary insiders:
- Halvor Stenstadvold, Executive Vice President at Orkla ASA, exercised 40,000 at a price of 135 and, at the same time, sold 40,000 shares at a price of NOK 253.06. His new total holding in Orkla is 13,107 shares, 15,000 options in Orkla shares and 40,000 synthetic options.
- Terje Andersen, CFO at Orkla ASA, exercised the remaining 9,300 and, at the same time, sold 9,000 shares at a price of NOK 253.06. His new total holding in Orkla is 2,900 shares, 21,700 options in Orkla Shares and 3.000 synthetic options.

A total of 1,575,875 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining 430,500 synthetic options of the cash bonus programme.

Orkla currently holds 6,162,478 shares. The resolution adopted by the Annual General Meeting to amortise 4,016,071 shares is expected to be carried out in August this year. When the amortisation has been implemented, Orkla will hold a total of 2,146,407 of its own shares.

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